

Distribution Date: August 17, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

On August 17 ,2012 the Warrantholder of 100% of the warrants for Saturns Series 2004-2 exercised the warrants for this issue. The amount of the distribution payable to the Certificateholders allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal/Unit Amount	Principal Payment	Ending Principal/Unit Amount	Fixed Rate	Day Count	Accrued Interest Amount Due	Present Value of Future Interest Payments	Total Distribution
$30,000,000.00	$30,000,000.00	$0.00	6.00000%	2/360	$9,583.33		$30,009,583.33
30,000,000(Notional)	$0.00		0.10875%	2/360	$594.44	$1,239,611.45	$1,240,205.90

The Underlying Security was delivered to the Warrantholders per the terms of the documents governing this transaction.

Additional Information	
Trustee Fees	
Expense Account Deposit	

Underlying Security	Goldman Sachs Group, Inc. 6.125% debentures Cusip 38141GCU6 .
Payment Dates	February 15/August 15 or NBD
Current Principal Balance	$0.00
Annual Coupon Rate (Fixed)	6.12500%
Interest Payment Received	

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.